Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”) 110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

April 1, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on April 1, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Morphy

President & Chief Executive Officer Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9	Date of Report

April 1, 2024.

Schedule “A”

Bitfarms Announces March 2024 Production and Operations Update

- Company earns 286 BTC in March 2024 -

- Upgrade and expansion plan, targeting 21 EH/s and 21w/TH in 2024, underway with T21 deliveries and installations -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (April 1, 2024) - Bitfarms Ltd. (NASDAQ/ TSX: BITF), a global vertically integrated Bitcoin mining company, provides its monthly production report and update on its fleet upgrade and expansion.

Fleet Upgrade Review

Geoff Morphy, President and Chief Executive Officer said, “In March, we exercised our previously announced purchase option for 28,000 Bitmain T21 miners and purchased an additional 19,280 Bitmain T21 miners along with 3,888 Bitmain S21 miners and 740 Bitmain S21 hydro miners.

“Having confirmed the tremendous performance of our T21 miners currently running, and with Bitcoin prices reaching all-time highs, we acted quickly to secure these miners at attractive prices in advance of anticipated hardware price increases. Together, with our 35,888 Bitmain T21 purchases and farm expansions announced in November, these new 87,796 miners are sufficient to reach 21 EH/s by year-end, with greater operating efficiency.

“These orders solidify our expansion plan for 2024 and provide the pathway to operating one of the newest and potentially most efficient mining fleets in the industry. Securing these miners is a key part of our strategy to drive rapid and meaningful improvements across three principal operating metrics of hashrate, energy efficiency and operating costs per terahash as we plan to capture greater upside from rising Bitcoin prices and expanding mining margins,” added Morphy.

Ben Gagnon, Chief Mining Officer, said, “In March, we received 1,650 T21 miners with 6,400 additional miners in transit. The majority of the miners received are installed and online. Garlock installations are now planned for completion in the first week of April. With curtailment in Quebec and Paraguay, as well as power plant maintenance in Argentina, we had fewer miners online than normal, resulting in a month-end hashrate of 6.5 EH/s. We expect to achieve 7 EH/s by mid-April.

“As we enter the Halving, we remain focused on our 2024 transformational fleet upgrade and expansion plan which triples our hashrate to 21 EH/s, increases our targeted operating capacity by 83% to 440 MW, and improves our fleet efficiency by 38% to 21 w/TH. This marks the largest growth in the Company’s history and propels us toward becoming one of the industry leaders in energy efficiency. Bitfarms is well positioned, with a strong balance sheet, to execute on our growth plans and capitalize on opportunities in the upcoming bull market and beyond.”

Mining Review

March mining operations generated 286 BTC compared to 300 BTC in February. This reflects participation in grid-stabilizing curtailment programs, power plant maintenance in Argentina, downtime associated with facility upgrades resulting in temporary lower average operating EH/s, and a 4.8% increase in network difficulty.

Key Performance Indicators	March 2024	February 2024	March 2023
Total BTC earned	286	300	424
Month End Operating EH/s	6.5	6.5	4.8
BTC/Avg. EH/s	50	49	91
Average Operating EH/s	5.7	6.1	4.6
Operating Capacity (MW)	240	240	188
Hydropower (MW)	186	186	178
Watts/Terahash Efficiency (w/TH)	34	35	39
BTC Sold	284	300	394

March 2024 Select Operating Highlights

●	6.5 EH/s online at March 31, 2024, up 35% Y/Y and unchanged from previous month.

●	5.7 EH/s average online, down 6.6% from the previous month.

●	50 BTC/average EH/s, up 2.0% from the previous month.

●	286 BTC earned, 5% lower than previous month and 33% lower Y/Y.

●	9.2 BTC earned daily on average, equal to ~$647,700 per day based on a BTC price of $70,400 at March 31, 2024.

●	1,656 Bitmain T21 miners received with majority online.

●	In Paraguay,

o	At Paso Pe:

■	80 MW main transformer received and installed.

■	3,905 Bitmain T21 miners in transit.

■	1,920 Bitmain M53S+ Hydro Miners received and ready for installation upon receipt of Hydro Containers in mid-April.

o	At Yguazu, purchase agreements signed for all long lead-time equipment, including large transformers, cabling, and related interconnects.

Bitfarms’ BTC Monthly Production

Month	BTC Earned 2024	BTC Earned 2023
January	357	486
February	300	387
March	286	424
YTD Totals	943	1,297

March 2024 Financial Update

●	Sold 284 of the 286 BTC earned as part of the Company’s regular treasury management process for total proceeds of $19.2 million.

●	BTC held in treasury increased to 806, representing $56.7 million based on a BTC price of $70,400 at March 31, 2024.

●	Held Synthetic HODL™ of 85 long-dated BTC call options at March 31, 2024, reflecting 50 contracts exercised at maturity prior to month-end.

●	Held $66 million in cash, for total liquidity of $123 million, at March 31, 2024.

●	Exercised purchase option for 28,000 Bitmain T21 miners and purchased 19,280 Bitmain T21 miners along with 3,888 Bitmain S21 miners and 740 Bitmain S21 hydro miners.

●	Received $1.7 million net proceeds from the sale and leaseback of the Garlock facility, as part of the Company’s focus on efficient capital utilization.

Upcoming Conferences and Events

●	April 8-9: DigitalABC’s First Annual Canadian Crypto Asset and Blockchain Policy Conference, Ottawa

●	April 9: Bitcoin Policy Summit, Washington DC

●	April 29-30: AIM Summit, London

●	May 14-15: 19th Annual Needham Technology, Media & Consumer Conference, New York City

●	May 15: Digital Blockchain Summit, Washington DC

●	May 22-23: B. Riley Securities 24th Annual Institutional Investor Conference, Beverly Hills, CA

About Bitfarms Ltd

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 operating Bitcoin mining facilities and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC or BTC/day = Bitcoin or Bitcoin per day
●	EH or EH/s = Exahash or exahash per second
●	MW or MWh = Megawatts or megawatt hour
●	PH or PH/s = Petahash or petahash per second
●	TH or TH/s = Terahash or terahash per second
●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)
●	Synthetic HODL™ = the use of instruments that create bitcoin equivalent exposure

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; it may not be possible to profitably liquidate the current digital currency inventory, or at all; the digital currency market may not continue to be accepted by users; digital currency prices are volatile and a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions may not be achieved; the Company may not be able to maintain reliable and economical sources of power for the Company to operate its cryptocurrency mining assets; there may be increases in the Company’s electricity costs and costs of natural gas, the Company may be impacted by changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates, which could adversely impact the Company’s profitability; the Company ability to expand will depend upon the completion of current and future financings, including the Company’s ability to utilize the Company’s at-the-market equity offering program (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program; and the adoption of new, or changes in existing, regulations or laws could prevent the Company from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year-ended December 31, 2022, filed on March 21, 2023. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Tracy Krumme (Bitfarms)

+1 786-671-5638

tkrumme@bitfarms.com

David Barnard (LHA)

+1 415-433-3777

Investors@bitfarms.com

Media Contacts:

Actual Agency

Khushboo Chaudhary
+1 646-373-9946
mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca